United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 02-24721

SOCIAL CUBE INC.(Exact name of Issuer as specified in its charter)

5670 Wilshire Boulevard, Suite 760Los Angeles, CA 90036(323) 933-3500(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, par value $0.001 per share(Description of class of securities)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)    ☒

Rule 12g-4(a)(2)    ☐

Rule 12h-3(b)(1)(i)    ☐

Rule 12h-3(b)(1)(ii)   ☐

Rule 15d-6                 ☐

Approximate number of holders of record as of the certification or notice date:  There are approximately Two Hundred and Seventy Seven (277) holders of the Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Social Cube Inc. has caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: June 28, 2013             SOCIAL CUBE INC.

By:    /S/ JONATHAN LEE_______

Jonathan Lee

Chief Financial Officer